SECURITIES AND EXCHANGE COMMISSION
		      Washington, D.C. 20549


			  Form 6-K


     REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
        OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


              For the month of August 26, 2004
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
-------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
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           (Address of principal executive offices)




SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  August 26, 2004		    By  /s/ Mayela Rincon de Velasco
Durango, Mexico				--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer








        CORPORACION DURANGO ANNOUNCES EFFECTIVENESS OF CONCURSO
                        MERCANTIL APPLICATION


	THE COMPANY HAS FIRM CREDITOR SUPPORT TO SWIFTLY EXECUTE
            ITS NEGOTIATED FINANCIAL RESTRUCTURING PLAN


Durango, Dgo., Mexico, August 26, 2004 - Corporacion Durango, S.A. de C.V. (BMV: CODUSA) (the "Company" or "Corporacion Durango"), today announced that the First Federal District Court in Durango, Mexico (the "Mexican Court") has declared the Company to be in concurso mercantil (commercial reorganization) pursuant to its application filed on May 18, 2004.

As a next step in the concurso mercantil process, the Company will submit a financial restructuring plan to the Instituto Federal de Especialistas de Concursos Mercantiles (Mexican Federal Institute of Commercial Reorganization Specialists) for review by the conciliator to be appointed. The financial restructuring plan will reflect the terms and conditions announced by the Company on August 13, 2004.

As previously announced, creditors  holding  68%  of  the  Company's unsecured indebtedness have signed a Plan Support Agreement containing their commitment to support of the terms and conditions of the financial restructuring plan. A copy of the Plan Support Agreement will be filed today with the Securities and Exchange Commission on Form 6-K

For additional information, creditors may consult the Instituto Federal de Especialistas de Concursos Mercantiles (Mexican Federal Institute of Commercial Reorganization Specialists) web site at www.ifecom.cjf.gob.mx.

The Company intends to communicate further information in the coming weeks regarding developments in the concurso mercantil proceeding.

"The proposed financial restructuring plan will result in a more adequate and competitive capital structure for Corporacion Durango" said Miguel Rincon Chairman of Corporacion Durango.




Special Note Regarding Forward-Looking Statements

This  press  release  contains  statements that are  forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Corporacion Durango and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or impliedin such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the following: the ability of Corporacion Durango and its subsidiaries to continue as going concerns; their ability to obtain and maintain normal terms with vendors and service providers; their ability to maintain contracts that are critical to their operations; their ability to fund and execute their business plan; their ability to attract, motivate and/or retain key executives and associates; and their ability to attract and retain customers.

Additionally, other factors should be considered in connection with any Forward Looking Statements, including other risks and uncertainties set forth from time to time in Corporacion Durango's reports filed with the United States Securities and Exchange Commission. Although Corporacion Durango believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to its management, Corporacion Durango cannot guarantee future results or events. Corporacion Durango expressly disclaims a duty to update any of the forward-looking statement.

                              CONTACTS


Corporacion Durango, S.A. de C.V. 	White & Case LLP

Mayela R. Velasco            		Emilio J. Alvarez-Farre
+52 (618) 829 1008     		        (305) 995-5219
mrinconv@corpdgo.com.mx     	        ealvarez@whitecase.com